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05039651



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	52893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Kaupthing Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     230 Park Avenue, Suite 1528
                         (No. and Street)

     New York   NY   10169
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Robert Gibbons   212-457-8700
                                               (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     J.H. Cohn LLP
                        (Name -- *if individual, state last, first, middle name*)

     1212 Avenue of the Americas   New York   NY   10036
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____Robert Gibbons_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Kaupthing Securities, Inc._____, as of _____December 31,_____ 20 04 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Kaupthing Securities, Inc.
(A Wholly-Owned Subsidiary
of Kaupthing New York, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2004

KAUPTHING SECURITIES, INC.

Index

Facing Page


Report of Independent Public Accountants

To the Shareholder
Kaupthing Securities, Inc.

We have audited the accompanying statement of financial condition of Kaupthing Securities, Inc. (A wholly-owned subsidiary of Kaupthing New York, Inc.) as of December 31, 2004, and the related statements of operations and accumulated deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaupthing Securities, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

J.H. Cohn LLP

New York, New York
January 19, 2005

2

KAUPTHING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$1,060,686
Receivable from clearing broker	482,749
Commission receivable	141,500
Prepaid expenses	20,323
Computer equipment, net	5,491
Total	$1,710,749

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Due to Parent	$ 401,358
Accrued expenses	36,235
Total liabilities	437,593

Contingencies

Shareholder's equity:

Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,199,990
Accumulated deficit	(926,844)
Total shareholder's equity	1,273,156
Total	$1,710,749

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 694,604
Interest and dividends	4,267
Realized and unrealized trading losses	(15,080)
Total	683,791
Expenses:	
Compensation and benefits	884,574
Rent	87,640
Travel and entertainment	93,171
Market data research	76,501
Professional fees	332,520
Regulatory fees	20,056
Insurance	5,954
Office	13,511
Interest	215
Other	9,834
Total	1,523,976
Net loss	(840,185)
Accumulated deficit, beginning of year	(86,659)
Accumulated deficit, end of year	$ (926,844)

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:	
Net loss	$ (840,185)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	93
Changes in operating assets and liabilities:	
Receivable from clearing broker	58,633
Commission receivable	(93,955)
Prepaid expenses	12,375
Accrued expenses	(43,325)
Net cash used in operating activities	(906,364)
Investing activities - purchase of computer equipment	(5,584)
Financing activities:	
Increase in due to Parent	559,788
Capital contribution from Parent	1,000,000
Net cash provided from financing activities	1,559,788
Net increase in cash and cash equivalents	647,840
Cash and cash equivalents, beginning of year	412,846
Cash and cash equivalents, end of year	$1,060,686
Supplemental disclosures of cash flow data:	
Interest paid	$ 215
Supplemental schedule of noncash financing activities:	
Conversion of long-term debt to equity	$ 400,000

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Kaupthing Securities, Inc. (the "Company") is a wholly-owned subsidiary of Kaupthing New York, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation. The Company is principally engaged in providing execution services in the U.S. capital markets for its Parent and affiliates.

The Company has an agreement (the "Agreement") with another broker-dealer (the "clearing broker"). The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (the "SEC"). Under the terms of the Agreement, the clearing broker clears brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such Rule.

Effective January 1, 2005, the Company commenced a new line of business which will allow them to solicit and accept orders from its customers located in the United States for the purchase and sale of Nordic securities, with such transactions being executed by affiliated foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and the affiliated foreign broker-dealers. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Cash equivalents:

Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Note 1 - Business and summary of significant accounting policies (concluded):

Computer equipment:

Computer equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful life of five years.

Income taxes:

The Company is a member of an affiliated group. The Company is included in the consolidated Federal, state and local income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the Company are determined on the basis of its separate taxable income.

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

Note 2 - Related party transactions:

For the year ended December 31, 2004, the Company earned substantially all of its commission income through transactions with an affiliated company. At December 31, 2004, commission receivable of $141,500 was due from the affiliated company. In addition, the $401,538 due to Parent is for expenses paid on behalf of the Company.

The Company shares office space with its Parent. The Parent has allocated rent of $87,640 to the Company for the year ended December 31, 2004.

Note 3 - Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 3 - Financial instruments with off-balance sheet risk and concentrations of credit risk (concluded):

The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 4 - Receivable from clearing broker:

Receivable from clearing broker of $482,749 is comprised of unsettled trades of $382,749 and a $100,000 security deposit required by the clearing agreement.

Note 5 - Computer equipment:

Computer equipment is comprised as follows:

Cost	$5,584
Less accumulated depreciation	93
Total	$5,491

Note 6 - Employee benefit plans:

The Company's employees participate in a defined contribution profit-sharing plan and a savings plan sponsored by the Parent. The Parent contributes to the plan and the contributions are charged to the Company. The Company was charged approximately $19,000 for profit-sharing plan contributions in 2004.

Note 7 - Contributions to capital:

During 2004, the Parent contributed cash of $1,000,000 to the Company. In addition, upon consent of the Parent, $400,000 of debt owed by the Company to the Parent was converted to equity. Accordingly, there was an aggregate increase to additional paid-in capital of $1,400,000.

Note 8 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $1,005,430, which was $905,430 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

Note 9 - Economic dependency:

As shown in the accompanying financial statements, at December 31, 2004, the Company had an accumulated deficit of $926,844. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2006. The Company is economically dependent on its Parent to continue its operations.

Note 10- Income taxes:

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the Company's own operations. The credit for income taxes consists of the following:

Deferred:	
Federal	$(230,000)
State and city	(162,000)
	(392,000)
Effect of change in valuation allowance	392,000
Total	$ -

At December 31, 2004, deferred tax assets, resulting from state and city net operating loss carryforwards of $838,000 expiring through 2024, amounted to $162,000.

Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2004.

KAUPTHING SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:
Total shareholder's equity $1,273,156

Deduct nonallowable assets:
Deposit with broker	100,000
Commission receivable	141,500
Prepaid expenses	20,323
Fixed assets, net	5,491
Total	267,314

Net capital before haircuts on securities positions 1,005,842

Haircut on money market funds 412

Net capital $1,005,430

Aggregate indebtedness - total liabilities $ 437,593

Computation of basic net capital requirement:
Minimum net capital required $ 100,000

Excess of net capital $ 905,430

Excess net capital at 1000% $ 961,671

Ratio of aggregate indebtedness to net capital .44 to 1.0

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

KAUPTHING SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2004 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Public Accountants.


**Report of Independent Public Accountants
on Internal Control**

To the Shareholder
Kaupthing Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kaupthing Securities, Inc. (the "Company") as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder of Kaupthing Securities, Inc., management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
January 19, 2005